Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated April 30, 2013

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar announces filing of its Form 20-F

São Paulo, Brazil, April 30th, 2013 – ULTRAPAR PARTICIPAÇÕES S.A. (BM&FBOVESPA:UGPA3/NYSE:UGP) (“Ultrapar”), a company engaged in the fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno), and storage for liquid bulk (Ultracargo) businesses, hereby informs that, in accordance with its reporting obligations, it filed its 2012 Form 20-F annual report today with the U.S. Securities and Exchange Commission (SEC). The annual report is available for download at the company’s website – www.ultra.com.br, Investor Relations link and a hard copy of the complete audited financial statements can be obtained, free of charge, upon request by e-mail (invest@ultra.com.br) to Ultrapar’s Investor Relations Department.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated April 30, 2013)